Interim Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended					For the six months ended
	April 30, 2015	January 31, 2015	October 31, 2014	July 31, 2014	April 30, 2014	April 30, 2015	April 30, 2014
Interest, Dividend and Fee Income
Loans	$2,685	$2,809	$2,799	$2,708	$2,670	$5,494	$5,402
Securities	461	516	470	492	446	977	900
Deposits with banks	77	76	67	67	69	153	136
	3,223	3,401	3,336	3,267	3,185	6,624	6,438
Interest Expense
Deposits	664	712	720	727	701	1,376	1,418
Subordinated debt	44	44	40	37	37	88	73
Other liabilities	403	426	398	396	384	829	771
	1,111	1,182	1,158	1,160	1,122	2,293	2,262
Net Interest Income	2,112	2,219	2,178	2,107	2,063	4,331	4,176
Non-Interest Revenue
Securities commissions and fees	237	237	232	238	236	474	464
Deposit and payment service charges	262	259	262	260	239	521	480
Trading revenues	319	193	198	231	246	512	520
Lending fees	181	170	171	169	171	351	340
Card fees	114	106	118	116	116	220	228
Investment management and custodial fees	379	367	351	343	279	746	552
Mutual fund revenues	355	322	305	301	238	677	467
Underwriting and advisory fees	182	171	166	238	149	353	340
Securities gains, other than trading	70	39	41	12	47	109	109
Foreign exchange, other than trading	33	62	47	40	38	95	92
Insurance revenue	210	822	489	614	441	1,032	905
Other	72	88	82	66	106	160	175
	2,414	2,836	2,462	2,628	2,306	5,250	4,672
Total Revenue	4,526	5,055	4,640	4,735	4,369	9,581	8,848
Provision for Credit Losses	161	163	170	130	162	324	261
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	24	747	300	520	328	771	685
Non-Interest Expense
Employee compensation	1,843	1,791	1,575	1,595	1,491	3,634	3,072
Premises and equipment	533	500	532	469	452	1,033	907
Amortization of intangible assets	100	96	98	104	90	196	180
Travel and business development	138	142	165	136	122	280	241
Communications	83	75	70	73	78	158	146
Business and capital taxes	10	12	11	8	10	22	20
Professional fees	149	152	188	159	140	301	275
Other	256	238	248	212	211	494	437
	3,112	3,006	2,887	2,756	2,594	6,118	5,278
Income Before Provision for Income Taxes	1,229	1,139	1,283	1,329	1,285	2,368	2,624
Provision for income taxes	230	139	213	203	209	369	487
Net Income	$999	$1,000	$1,070	$1,126	$1,076	$1,999	$2,137
Attributable to:
Bank shareholders	993	986	1,057	1,110	1,062	1,979	2,110
Non-controlling interest in subsidiaries	6	14	13	16	14	20	27
Net Income	$999	$1,000	$1,070	$1,126	$1,076	$1,999	$2,137
Earnings Per Share (Canadian $)
Basic	$1.49	$1.47	$1.57	$1.68	$1.61	$2.96	$3.19
Diluted	1.49	1.46	1.56	1.67	1.60	2.95	3.18
The accompanying notes are an integral part of these interim consolidated financial statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Second Quarter Report 2015 • 33

Interim Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended					For the six months ended
	April 30, 2015	January 31, 2015	October 31, 2014	July 31, 2014	April 30, 2014	April 30, 2015	April 30, 2014
Net income	$999	$1,000	$1,070	$1,126	$1,076	$1,999	$2,137
Other Comprehensive Income (Loss)
Items that may be subsequently reclassified to net income:
Net change in unrealized gains (losses) on available-for-sale securities
Unrealized gains (losses) on available-for-sale securities arising during the period (1)	(6)	(2)	(37)	76	27	(8)	(11)
Reclassification to earnings of (gains) in the period (2)	(22)	(14)	(22)	(17)	(16)	(36)	(38)
	(28)	(16)	(59)	59	11	(44)	(49)
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on cash flow hedges arising during the period (3)	(282)	595	83	53	(31)	313	111
Reclassification to earnings of (gains) on cash flow hedges (4)	(9)	(25)	(25)	(25)	(23)	(34)	(48)
	(291)	570	58	28	(54)	279	63
Net gain (loss) on translation of net foreign operations
Unrealized gains (losses) on translation of net foreign operations	(1,128)	2,484	578	(98)	(278)	1,356	898
Unrealized gains (losses) on hedges of net foreign operations (5)	103	(178)	(120)	-	(25)	(75)	(295)
	(1,025)	2,306	458	(98)	(303)	1,281	603
Items that will not be reclassified to net income
Remeasurement of pension and other employee future benefit plans (6)	212	(226)	(73)	(98)	21	(14)	46
Remeasurement of own credit risk on financial liabilities designated at fair value (Note 1) (7)	(17)	18	-	-	-	1	-
	195	(208)	(73)	(98)	21	(13)	46
Other Comprehensive Income (Loss)	(1,149)	2,652	384	(109)	(325)	1,503	663
Total Comprehensive Income (Loss)	$(150)	$3,652	$1,454	$1,017	$751	$3,502	$2,800
Attributable to:
Bank shareholders	(156)	3,638	1,441	1,001	737	3,482	2,773
Non-controlling interest in subsidiaries	6	14	13	16	14	20	27
Total Comprehensive Income (Loss)	$(150)	$3,652	$1,454	$1,017	$751	$3,502	$2,800
(1) Net of income tax (provision) recovery of $13, $(13), $8, $(30), $(12) for the three months ended, and $nil, $nil for the six months ended, respectively.
(2) Net of income tax provision of $3, $11, $10, $6, $9 for the three months ended, and $14, $21 for the six months ended, respectively.
(3) Net of income tax (provision) recovery of $105, $(207), $(37), $(14), $15 for the three months ended, and $(102), $(28) for the six months ended, respectively.
(4) Net of income tax provision of $0, $6, $8, $6, $5 for the three months ended, and $6, $14 for the six months ended, respectively.
(5) Net of income tax (provision) recovery of $(40), $64, $42, $(2), $9 for the three months ended, and $24, $104 for the six months ended, respectively.
(6) Net of income tax (provision) recovery of $(84), $92, $49, $32, $(11) for the three months ended, and $8, $(21) for the six months ended, respectively.
(7) Net of income tax (provision) recovery of $6, $(6), for the three months ended, and $0, $nil for the six months ended, respectively.
The accompanying notes are an integral part of these interim consolidated financial statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

34 • BMO Financial Group Second Quarter Report 2015

Interim Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	April 30, 2015	January 31, 2015	October 31, 2014	July 31, 2014	April 30, 2014
Assets
Cash and Cash Equivalents	$40,403	$44,162	$28,386	$38,250	$35,082
Interest Bearing Deposits with Banks	7,256	6,597	6,110	5,800	7,069
Securities
Trading	82,031	88,991	85,022	90,459	82,426
Available-for-sale	49,340	50,711	46,966	47,673	51,883
Held-to-maturity	10,015	10,586	10,344	10,420	9,318
Other	1,060	1,084	987	989	983
	142,446	151,372	143,319	149,541	144,610
Securities Borrowed or Purchased Under Resale Agreements	64,576	66,086	53,555	49,452	51,981
Loans
Residential mortgages	101,839	102,073	101,013	99,484	97,632
Consumer instalment and other personal	64,273	65,301	64,143	64,286	64,571
Credit cards	7,896	7,924	7,972	7,976	7,953
Businesses and governments	132,153	133,193	120,766	115,812	116,492
	306,161	308,491	293,894	287,558	286,648
Customers’ liability under acceptances	11,453	10,986	10,878	9,651	9,906
Allowance for credit losses	(1,758)	(1,847)	(1,734)	(1,768)	(1,850)
	315,856	317,630	303,038	295,441	294,704
Other Assets
Derivative instruments	39,831	62,989	32,655	26,825	28,859
Premises and equipment	2,274	2,334	2,276	2,174	2,172
Goodwill	5,646	5,900	5,353	5,253	3,994
Intangible assets	2,136	2,214	2,052	2,020	1,554
Current tax assets	596	579	665	770	800
Deferred tax assets	3,174	3,437	3,019	2,962	2,927
Other	9,081	9,110	8,231	8,344	8,293
	62,738	86,563	54,251	48,348	48,599
Total Assets	$633,275	$672,410	$588,659	$586,832	$582,045
Liabilities and Equity
Deposits
Banks	$28,864	$24,310	$18,243	$22,865	$22,607
Businesses and governments	254,738	262,272	239,139	243,808	238,915
Individuals	140,629	143,196	135,706	132,550	132,485
	424,231	429,778	393,088	399,223	394,007
Other Liabilities
Derivative instruments	44,237	63,701	33,657	28,151	30,279
Acceptances	11,453	10,986	10,878	9,651	9,906
Securities sold but not yet purchased	25,908	30,013	27,348	28,366	24,350
Securities lent or sold under repurchase agreements	42,039	49,551	39,695	40,606	46,125
Current tax liabilities	211	262	235	255	146
Deferred tax liabilities	188	161	178	185	71
Other	44,170	45,279	43,263	42,147	39,871
	168,206	199,953	155,254	149,361	150,748
Subordinated Debt	4,435	4,964	4,913	3,948	3,965
Equity
Share capital	14,970	15,413	15,397	15,194	14,686
Contributed surplus	303	303	304	310	313
Retained earnings	17,765	17,489	17,237	16,724	16,155
Accumulated other comprehensive income	2,878	4,027	1,375	991	1,100
Total shareholders’ equity	35,916	37,232	34,313	33,219	32,254
Non-controlling interest in subsidiaries	487	483	1,091	1,081	1,071
Total Equity	36,403	37,715	35,404	34,300	33,325
Total Liabilities and Equity	$633,275	$672,410	$588,659	$586,832	$582,045
The accompanying notes are an integral part of these interim consolidated financial statements. Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Second Quarter Report 2015 • 35

Interim Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2015	April 30, 2014	April 30, 2015	April 30, 2014
Preferred Shares
Balance at beginning of period	$3,040	$2,265	$3,040	$2,265
Issued during the period	-	500	-	500
Redeemed during the period	(400)	(150)	(400)	(150)
Balance at End of Period	2,640	2,615	2,640	2,615
Common Shares
Balance at beginning of period	12,373	12,033	12,357	12,003
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	-	-	57	-
Issued under the Stock Option Plan	15	38	31	68
Repurchased for cancellation	(58)	-	(115)	-
Balance at End of Period	12,330	12,071	12,330	12,071
Contributed Surplus
Balance at beginning of period	303	316	304	315
Stock option expense/exercised	(1)	(3)	1	(2)
Other	1	-	(2)	-
Balance at End of Period	303	313	303	313
Retained Earnings
Balance at beginning of period	17,489	15,617	17,237	15,087
Net income attributable to bank shareholders	993	1,062	1,979	2,110
Dividends – Preferred shares	(31)	(27)	(64)	(55)
– Common shares	(515)	(490)	(1,033)	(980)
Common shares repurchased for cancellation	(171)	-	(354)	-
Share issue expense	-	(7)	-	(7)
Balance at End of Period	17,765	16,155	17,765	16,155
Accumulated Other Comprehensive Income on Available-for-Sale Securities
Balance at beginning of period	140	145	156	205
Unrealized gains (losses) on available-for-sale securities arising during the period (1)	(6)	27	(8)	(11)
Reclassification to earnings of (gains) in the period (2)	(22)	(16)	(36)	(38)
Balance at End of Period	112	156	112	156
Accumulated Other Comprehensive Income on Cash Flow Hedges
Balance at beginning of period	711	109	141	(8)
Gains (losses) on cash flow hedges arising during the period (3)	(282)	(31)	313	111
Reclassification to earnings of (gains) in the period (4)	(9)	(23)	(34)	(48)
Balance at End of Period	420	55	420	55
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations
Balance at beginning of period	3,674	1,311	1,368	405
Unrealized gains (losses) on translation of net foreign operations	(1,128)	(278)	1,356	898
Unrealized gains (losses) on hedges of net foreign operations (5)	103	(25)	(75)	(295)
Balance at End of Period	2,649	1,008	2,649	1,008
Accumulated Other Comprehensive (Loss) on Pension and Other Post-Employment Plans
Balance at beginning of period	(516)	(140)	(290)	(165)
Remeasurement of pension and other post-employment plans (6)	212	21	(14)	46
Balance at End of Period	(304)	(119)	(304)	(119)
Accumulated Other Comprehensive Income on Own Credit Risk on Financial Liabilities Designated at Fair Value
Balance at beginning of period	18	-	-	-
Remeasurement of own credit risk on financial liabilities designated at fair value (7)	(17)	-	1	-
Balance at End of Period	1	-	1	-
Total Accumulated Other Comprehensive Income	2,878	1,100	2,878	1,100
Total Shareholders’ Equity	$35,916	$32,254	$35,916	$32,254
Non-controlling Interest in Subsidiaries
Balance at beginning of period	483	1,059	1,091	1,072
Net income attributable to non-controlling interest	6	14	20	27
Dividends to non-controlling interest	-	-	(27)	(26)
Capital trust redemption (Note 11)	-	-	(600)	-
Other	(2)	(2)	3	(2)
Balance at End of Period	487	1,071	487	1,071
Total Equity	$36,403	$33,325	$36,403	$33,325

(1)  Net of income tax (provision) recovery of $13, $(12), $nil, $nil for the three and six months ended, respectively.

(2)  Net of income tax provision of $3, $9, $14, $21 for the three and six months ended, respectively.

(3)  Net of income tax (provision) recovery of $105, $15, $(102), $(28) for the three and six months ended, respectively.

(4)  Net of income tax provision of $0, $5, $6, $14 for the three and six months ended, respectively.

(5)  Net of income tax (provision) recovery of $(40), $9, $24, $104 for the three and six months ended, respectively.

(6)  Net of income tax (provision) recovery of $(84), $(11), $8, $(21) for the three and six months ended, respectively.

(7)  Net of income tax (provision) recovery of $6, $0, for the three and six months ended, respectively.

The accompanying notes are an integral part of these interim consolidated financial statements.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

36 • BMO Financial Group Second Quarter Report 2015

Interim Consolidated Financial Statements

Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2015	April 30, 2014	April 30, 2015	April 30, 2014
Cash Flows from Operating Activities
Net Income	$999	$1,076	$1,999	$2,137
Adjustments to determine net cash flows provided by (used in) operating activities
Impairment write-down of securities, other than trading	4	1	5	1
Net (gain) on securities, other than trading	(74)	(48)	(114)	(110)
Net (increase) decrease in trading securities	5,817	3,221	4,277	(6,524)
Provision for credit losses (Note 3)	161	162	324	261
Change in derivative instruments – (increase) decrease in derivative asset	26,250	8,814	(7,875)	1,073
– increase (decrease) in derivative liability	(22,356)	(6,694)	11,086	(1,473)
Amortization of premises and equipment	96	92	188	181
Amortization of intangible assets	100	90	196	180
Net decrease in deferred income tax asset	133	21	8	226
Net increase (decrease) in deferred income tax liability	30	(44)	7	(36)
Net (increase) decrease in current income tax asset	(69)	238	103	369
Net (decrease) in current income tax liability	(48)	(240)	(26)	(296)
Change in accrued interest – (increase) decrease in interest receivable	30	(56)	76	(3)
– increase (decrease) in interest payable	30	76	(65)	38
Changes in other items and accruals, net	(2,902)	(244)	2,042	512
Net increase (decrease) in deposits	6,713	(1,236)	14,175	15,718
Net (increase) in loans	(3,544)	(5,862)	(5,830)	(10,073)
Net increase (decrease) in securities sold but not yet purchased	(3,601)	(2,194)	(1,729)	1,640
Net increase (decrease) in securities lent or sold under repurchase agreements	(5,934)	1,756	25	16,132
Net (increase) decrease in securities borrowed or purchased under resale agreements	(771)	1,073	(8,004)	(10,682)
Net Cash Provided by Operating Activities	1,064	2	10,868	9,271
Cash Flows from Financing Activities
Net (decrease) in liabilities of subsidiaries	(9)	(4)	(18)	(31)
Proceeds of Covered Bonds	-	-	2,748	-
Repayment of subordinated debt (Note 10)	(500)	-	(500)	-
Proceeds from issuance of preferred shares (Note 11)	-	500	-	500
Redemption of preferred shares (Note 11)	(400)	(150)	(400)	(150)
Redemption of securities of a subsidiary (Note 11)	-	-	(600)	-
Share issue expense	-	(7)	-	(7)
Proceeds from issuance of common shares	14	38	32	68
Common shares repurchased for cancellation (Note 11)	(229)	-	(469)	-
Cash dividends paid	(550)	(518)	(1,039)	(1,023)
Cash dividends paid to non-controlling interest	-	-	(27)	(26)
Net Cash (Used in) Financing Activities	(1,674)	(141)	(273)	(669)
Cash Flows from Investing Activities
Net (increase) in interest bearing deposits with banks	(949)	(599)	(744)	(316)
Purchases of securities, other than trading	(4,108)	(10,018)	(8,387)	(17,782)
Maturities of securities, other than trading	937	5,195	2,056	8,760
Proceeds from sales of securities, other than trading	3,102	7,069	6,438	8,552
Premises and equipment – net disposals (purchases)	(93)	14	(103)	(51)
Purchased and developed software – net (purchases)	(74)	(100)	(153)	(182)
Net Cash Provided by (Used in) Investing Activities	(1,185)	1,561	(893)	(1,019)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,964)	(452)	2,315	1,410
Net increase in Cash and Cash Equivalents	(3,759)	970	12,017	8,993
Cash and Cash Equivalents at Beginning of Period	44,162	34,112	28,386	26,089
Cash and Cash Equivalents at End of Period	$40,403	$35,082	$40,403	$35,082
Represented by:
Cash and non-interest bearing deposits with Bank of Canada and other banks	$38,952	$32,963	$38,952	$32,963
Cheques and other items in transit, net	1,451	2,119	1,451	2,119
	$40,403	$35,082	$40,403	$35,082
Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Amount of interest paid in the period	$1,091	$1,048	$2,344	$2,215
Amount of income taxes paid in the period	$134	$152	$340	$171
Amount of interest and dividend income received in the period	$3,259	$3,115	$6,646	$6,380
The accompanying notes are an integral part of these interim consolidated financial statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Second Quarter Report 2015 • 37

Notes to Consolidated Financial Statements

April 30, 2015 (Unaudited)

Note 1: Basis of Presentation

Bank of Montreal (the “bank”) is a public company incorporated in Canada having its registered office in Montreal, Canada. The bank is a highly diversified financial services provider and provides a broad range of retail banking, wealth management and investment banking products and services.

These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. We also comply with interpretations of International Financial Reporting Standards (“IFRS”) by our regulator, the Office of the Superintendent of Financial Institutions of Canada (“OSFI”). These condensed interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2014 as set out on pages 128 to 189 of our 2014 Annual Report.

These interim consolidated financial statements were authorized for issue by the Board of Directors on May 27, 2015.

Changes in Accounting Policy

Effective November 1, 2014 we adopted the following new and amended accounting pronouncements issued by the International Accounting Standards Board (“IASB”): the own credit provisions of IFRS 9 financial instruments, amendments to IAS 36 Impairment of Assets and IAS 32 Financial Instruments: Presentation and IFRS Interpretation Committee Interpretation 21 Levies. Refer to page 36 of our First Quarter 2015 Report to Shareholders for a description of these new and amended accounting pronouncements. The adoption of these new and amended accounting pronouncements did not have a significant impact on our interim consolidated financial statements.

Note 2: Securities

Unrealized Gains and Losses

The following table summarizes the unrealized gains and losses on available-for-sale securities:

(Canadian $ in millions)				April 30, 2015				October 31, 2014

	Amortized cost	Gross unrealized gains (2)	Gross unrealized losses (2)	Fair value	Amortized cost	Gross unrealized gains (2)	Gross unrealized losses (2)	Fair value
Issued or guaranteed by:
Canadian federal government	10,326	109	8	10,427	10,420	82	1	10,501
Canadian provincial and municipal governments	4,415	90	24	4,481	4,063	44	3	4,104
U.S. federal government	1,846	20	1	1,865	1,094	2	3	1,093
U.S. states, municipalities and agencies	6,349	62	7	6,404	5,761	57	3	5,815
Other governments	5,643	26	2	5,667	6,116	17	1	6,132
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	2,809	45	3	2,851	3,031	24	1	3,054
Mortgage-backed securities and collateralized mortgage obligations – U.S.	7,678	39	7	7,710	6,872	35	12	6,895
Corporate debt	8,088	117	5	8,200	7,577	95	6	7,666
Corporate equity	1,677	118	60	1,735	1,582	129	5	1,706
Total	48,831	626	117	49,340	46,516	485	35	46,966
(1) These amounts are supported by insured mortgages. (2) Unrealized gains and losses may be offset by related unrealized losses (gains) on liabilities or hedge contracts.

Note 3: Loans, Customer Liability under Acceptances and Allowance for Credit Losses

Allowance for Credit Losses (“ACL”)

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level that we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet. As at April 30, 2015, there was a $220 million ($248 million as at April 30, 2014) allowance for credit losses related to other credit instruments included in other liabilities.

38 • BMO Financial Group Second Quarter Report 2015

A continuity of our allowance for credit losses is as follows:

(Canadian $ in millions)	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans		Customers’ liability under acceptances		Total
For the three months ended	April 30, 2015	April 30, 2014	April 30, 2015	April 30, 2014	April 30, 2015	April 30, 2014	April 30, 2015	April 30, 2014	April 30, 2015	April 30, 2014
Impairment Allowances (Specific ACL), beginning of period	114	105	73	75	268	335	-	-	455	515
Amounts written off	(15)	(21)	(172)	(158)	(87)	(55)	-	-	(274)	(234)
Recoveries of amounts written off in previous periods	8	8	40	38	47	93	-	-	95	139
Charge to income statement (Specific PCL)	13	16	137	131	11	15	-	-	161	162
Foreign exchange and other movements	(9)	(6)	6	(7)	(50)	8	-	-	(53)	(5)
Specific ACL, end of period	111	102	84	79	189	396	-	-	384	577
Collective ACL, beginning of period	86	99	697	630	827	780	28	24	1,638	1,533
Charge to income statement (Collective PCL)	(3)	(11)	(18)	12	13	(4)	8	3	-	-
Foreign exchange and other movements	(3)	(1)	(11)	(2)	(30)	(9)	-	-	(44)	(12)
Collective ACL, end of period	80	87	668	640	810	767	36	27	1,594	1,521
Total ACL	191	189	752	719	999	1,163	36	27	1,978	2,098
Comprised of: Loans	168	169	752	719	802	935	36	27	1,758	1,850
Other credit instruments	23	20	-	-	197	228	-	-	220	248
(Canadian $ in millions)	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans		Customers’ liability under acceptances		Total
For the six months ended	April 30, 2015	April 30, 2014	April 30, 2015	April 30, 2014	April 30, 2015	April 30, 2014	April 30, 2015	April 30, 2014	April 30, 2015	April 30, 2014
Impairment Allowances (Specific ACL), beginning of period	113	99	74	71	237	315	-	-	424	485
Amounts written off	(32)	(41)	(342)	(309)	(161)	(165)	-	-	(535)	(515)
Recoveries of amounts written off in previous periods	11	21	79	80	107	249	-	-	197	350
Charge to income statement (Specific PCL)	24	31	272	246	28	(16)	-	-	324	261
Foreign exchange and other movements	(5)	(8)	1	(9)	(22)	13	-	-	(26)	(4)
Specific ACL, end of period	111	102	84	79	189	396	-	-	384	577
Collective ACL, beginning of period	83	88	678	622	754	756	27	19	1,542	1,485
Charge to income statement (Collective PCL)	(8)	(3)	(22)	16	21	(21)	9	8	-	-
Foreign exchange and other movements	5	2	12	2	35	32	-	-	52	36
Collective ACL, end of period	80	87	668	640	810	767	36	27	1,594	1,521
Total ACL	191	189	752	719	999	1,163	36	27	1,978	2,098
Comprised of: Loans	168	169	752	719	802	935	36	27	1,758	1,850
Other credit instruments	23	20	-	-	197	228	-	-	220	248

Interest income on impaired loans of $17 million and $42 million was recognized for the three and six months ended April 30, 2015, respectively ($28 million and $64 million for the three and six months ended April 30, 2014, respectively).

Renegotiated Loans

The carrying value of our renegotiated loans was $756 million as at April 30, 2015 ($728 million as at October 31, 2014). Renegotiated loans of $313 million were classified as performing as at April 30, 2015 ($291 million as at October 31, 2014). Renegotiated loans of $5 million and $11 million were written off in the three and six months ended April 30, 2015, respectively ($25 million in the year ended October 31, 2014).

FDIC Covered Loans

Certain acquired loans are subject to a loss share agreement with the Federal Deposit Insurance Corporation (“FDIC”). Under this agreement, the FDIC reimburses us for 80% of the net losses we incur on the covered loans.

For the three and six months ended April 30, 2015, we recorded net provisions for credit losses of $21 million and $32 million, respectively (net provisions for credit losses of $2 million and $1 million, respectively, for the three and six months ended April 30, 2014). These amounts are net of the amounts expected to be reimbursed by the FDIC on the covered loans.

Purchased Performing Loans

For performing loans with fixed terms, the future credit mark is fully amortized to net interest income over the expected life of the loan using the effective interest method. The impact to net interest income for the three and six months ended April 30, 2015 was $7 million and $15 million, respectively ($9 million and $17 million for the three and six months ended April 30, 2014, respectively). The incurred credit losses are re-measured at each reporting period, with any increases recorded in the collective allowance and the provision for credit losses. Decreases in incurred credit losses will be recorded as a decrease in the collective allowance and in the provision for credit losses until the accumulated collective allowance is exhausted. Any additional decrease will be recorded in net interest income.

For performing loans with revolving terms, the incurred and future credit marks are amortized into net interest income on a straight line basis over the contractual terms of the loans. The impact to net interest income of such amortization for performing loans with revolving terms for the three and six months ended April 30, 2015 was $4 million and $8 million, respectively ($11 million and $25 million, respectively, for the three and six months ended April 30, 2014).

As performing loans are repaid, the related unamortized credit mark remaining is recorded as net interest income during the period in which the cash is received. The impact on net interest income of such repayments for the three and six months ended April 30, 2015 was $5 million and $28 million, respectively ($44 million and $89 million, respectively, for the three and six months ended April 30, 2014).

BMO Financial Group Second Quarter Report 2015 • 39

The impact of the re-measurement of incurred credit losses for performing loans for the three and six months ended April 30, 2015 was $2 million recovery and $15 million expense, respectively, in provision for credit losses and $nil and $nil in net interest income, respectively ($4 million and $4 million in provision for credit losses and $nil and $6 million in net interest income, respectively, for the three and six months ended April 30, 2014).

Actual specific provisions for credit losses related to these performing loans will be recorded as they arise in a manner that is consistent with our policy for loans we originate. The total recovery of specific provision for credit losses for purchased performing loans for the three and six months ended April 30, 2015 was $3 million and $3 million, respectively ($21 million and $55 million specific provision for credit losses, respectively, for the three and six months ended April 30, 2014).

As at April 30, 2015 the amount of purchased performing loans on the balance sheet was $10,710 million ($11,703 million as at October 31, 2014). As at April 30, 2015, the credit mark remaining on performing term loans, revolving loans and other performing loans was $248 million, $81 million and $nil, respectively ($279 million, $94 million and $2 million, respectively, as at October 31, 2014). Of the total credit mark for performing loans of $329 million, $178 million represents the credit mark that will be amortized over the remaining life of the portfolio. The remaining $151 million represents the incurred credit mark and will be re-measured each reporting period.

Purchased Credit Impaired Loans (“PCI Loans”)

Subsequent to the acquisition date, we regularly re-evaluate what we expect to collect on the PCI loans. Increases in expected cash flows will result in a recovery in the specific provision for credit losses and either a reduction in any previously recorded allowance for credit losses or, if no allowance exists, an increase in the current carrying value of the PCI loans. Decreases in expected cash flows will result in a charge to the specific provision for credit losses and an increase in the allowance for credit losses. The impact of these evaluations for the three and six month periods ended April 30, 2015 was $26 million and $55 million recovery of specific provision for credit losses ($45 million and $162 million of recovery for the three and six months ended April 30, 2014).

As at April 30, 2015, the amount of PCI loans remaining on the balance sheet was $420 million ($488 million as at October 31, 2014). We have no remaining credit mark related to the PCI loans ($nil at October 31, 2014).

Note 4: Risk Management

We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key risks related to our financial instruments are classified as credit and counterparty, market, and liquidity and funding risk.

Credit and Counterparty Risk

Credit and counterparty risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation. Credit risk arises predominantly with respect to loans, over-the-counter derivatives and other credit instruments. This is the most significant measurable risk that we face.

Market Risk

Market risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, as well as the risk of credit migration and default. We incur market risk in our trading and underwriting activities and in the management of structural market risk in our banking and insurance activities.

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as our commitments come due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.

Note 5: Asset Securitization

Periodically, we securitize loans to obtain alternate sources of funding. Securitization involves selling loans to trusts, which buy the loans and then issue either interest bearing or discounted investor certificates.

40 • BMO Financial Group Second Quarter Report 2015

The following table shows the carrying amounts related to securitization activities with third parties that are recorded in our Consolidated Balance Sheet, together with the associated liabilities, for each category of asset on the balance sheet:

(Canadian $ in millions)		April 30, 2015 (1)		October 31, 2014

	Carrying amount of assets	Associated liabilities	Carrying amount of assets	Associated liabilities
Residential mortgages	8,890		9,569
Other related assets (2)	8,389		8,382
Total	17,279	16,931	17,951	17,546
(1)	The fair value of the securitized assets is $17,441 million and the fair value of the associated liabilities is $17,451 million, for a net position of $(10) million. Securitized assets are those which we have transferred to third parties, including other related assets.
(2)	The other related assets represent payments received on account of loans pledged under securitization that have not been applied against the associated liabilities. The payments received are held on behalf of the investors in the securitization vehicles until principal payments are required to be made on the associated liabilities. In order to compare all assets supporting the associated liabilities, this amount is added to the carrying value of the securitized assets in the above table.

During the three and six months ended April 30, 2015, we sold $1,398 million and $2,799 million, respectively, of loans to third-party securitization programs ($856 million and $2,016 million for the three and six months ended April 30, 2014).

Note 6: Structured Entities

The bank consolidates those structured entities over which it exercises control. Our exposure to loss on our consolidated structured entities was $1,704 million related to our bank securitization vehicles, $6,132 million related to our U.S. customer securitization vehicle, $256 million related to our credit protection vehicle and $27,556 million related to our capital and funding vehicles as at April 30, 2015 ($2,012 million, $5,385 million, $266 million and $26,052 million, respectively, as at October 31, 2014).

The table below presents amounts related to our interests in unconsolidated structured entities.

(Canadian $ in millions)			April 30, 2015			October 31, 2014

	Capital and funding vehicles	Canadian customer securitization vehicles (1) (2)	Structured finance vehicles	Capital and funding vehicles	Canadian customer securitization vehicles (1) (2)	Structured finance vehicles
Interests recorded on the balance sheet
Cash and cash equivalents	9	62	-	11	39	-
Trading securities	2	16	5,157	2	10	10,414
Available-for-sale securities	-	805	-	-	652	-
Derivatives	-	7	154	-	-	42
	11	890	5,311	13	701	10,456
Deposits	1,264	62	2,903	1,265	39	5,853
Derivatives	-	-	721	-	-	1,115
Other	20	-	1,671	21	-	3,447
	1,284	62	5,295	1,286	39	10,415
Exposure to loss
Securities held	2	821	5,157	2	662	10,414
Drawn facilities	12	-	-	12	-	-
Undrawn facilities	43	5,195	na	43	5,214	na
Derivative assets	-	7	154	-	-	42
	57	6,023	5,311	57	5,876	10,456

Total assets of the entities	1,284	4,139	5,311	1,286	3,783	10,456
(1)	These facilities are backstop liquidity facilities provided to our Canadian customer securitization vehicles. The majority of these facilities did not relate to credit support as at April 30, 2015 and October 31, 2014.
(2)	Securities held that are issued by our Canadian customer securitization vehicles are comprised of asset-backed commercial paper and are classified as trading securities and available-for-sale securities. Assets held by all these vehicles relate to assets in Canada.

Our exposure to BMO managed funds was $302 million at April 30, 2015 ($513 million at October 31, 2014).

Our exposure to non-BMO managed funds was $6,713 million at April 30, 2015 ($12,007 million at October 31, 2014).

na - not applicable

Note 7: Acquisitions

F&C Asset Management plc (“F&C”)

On May 7, 2014, we completed the acquisition of all the issued and outstanding share capital of F&C Asset Management plc, an investment manager based in the United Kingdom, for cash consideration of £712 million. During the second quarter 2015 we finalized the purchase price allocation. No adjustments were recorded as a result of the finalization. For additional information refer to Note 12 of our consolidated financial statements for the year ended October 31, 2014 on pages 153 and 154 of our 2014 Annual Report.

BMO Financial Group Second Quarter Report 2015 • 41

Note 8: Goodwill

There were no write-downs of goodwill due to impairment during the three and six months ended April 30, 2015 and the year ended October 31, 2014.

A continuity of our goodwill by group of CGUs for the quarter ended April 30, 2015 and the year ended October 31, 2014 is as follows:

(Canadian $ in millions)	Personal and Commercial Banking					Wealth Management					BMO Capital Markets		Total

	Canadian P&C		U.S. P&C		Total	Traditional Wealth Management		Insurance		Total
Balance - October 31, 2013	69		2,702		2,771	847		2		849	199		3,819
Acquisitions during the year	-		-		-	1,268		-		1,268	-		1,268
Other (1)	(1)		220		219	35		-		35	12		266
Balance - October 31, 2014	68		2,922		2,990	2,150		2		2,152	211		5,353
Other (1)	-		206		206	76		-		76	11		293
Balance - April 30, 2015	68	(2)	3,128	(3)	3,196	2,226	(4)	2	(5)	2,228	222	(6)	5,646

(1)	Other changes in goodwill included the effects of translating goodwill denominated in foreign currencies into Canadian dollars and purchase accounting adjustments related to prior-year purchases.
(2)	Relates primarily to bcpbank Canada, Diners Club Canada, and Aver Media LP.
(3)	Relates primarily to New Lenox State Bank, First National Bank of Joliet, Household Bank branches, Mercantile Bancorp, Inc., Villa Park Trust Savings Bank, First National Bank & Trust, Ozaukee Bank, Merchants and Manufacturers Bancorporation, Inc., Diners Club U.S., AMCORE and M&I.
(4)	Relates primarily to BMO Nesbitt Burns Inc., Guardian Group of Funds Ltd., Pyrford International plc, Integra GRS, Lloyd George Management, M&I, Harris myCFO, Inc., Stoker Ostler Wealth Advisors, Inc., CTC consulting LLC, AWMB, and F&C Asset Management.
(5)	Relates to AIG.
(6)	Relates to Gerard Klauer Mattison Co., Inc., BMO Nesbitt Burns Inc, Griffin, Kubik, Stephens & Thompson, Inc., Paloma Securities LLC and M&I.

Note 9: Deposits

	Payable on demand				Payable		Payable on
(Canadian $ in millions)	Interest bearing		Non-interest bearing		after notice		a fixed date (3)		Total
	April 30, 2015	October 31, 2014	April 30, 2015	October 31, 2014	April 30, 2015	October 31, 2014	April 30, 2015	October 31, 2014	April 30, 2015	October 31, 2014
Deposits by:
Banks	1,102	997	1,023	993	2,615	2,412	24,124	13,841	28,864	18,243
Businesses and governments	16,346	14,958	34,968	28,001	53,380	57,165	150,044	139,015	254,738	239,139
Individuals	2,788	2,524	13,820	12,900	79,333	75,529	44,688	44,753	140,629	135,706
Total (1) (2)	20,236	18,479	49,811	41,894	135,328	135,106	218,856	197,609	424,231	393,088
Booked in:
Canada	18,563	16,753	31,989	28,832	74,038	77,232	118,797	111,193	243,387	234,010
United States	1,089	1,191	17,743	12,972	60,562	57,314	74,393	66,664	153,787	138,141
Other countries	584	535	79	90	728	560	25,666	19,752	27,057	20,937
Total	20,236	18,479	49,811	41,894	135,328	135,106	218,856	197,609	424,231	393,088

(1)	Includes structured notes designated at fair value through profit or loss.
(2)	As at April 30, 2015 and October 31, 2014, total deposits payable on a fixed date included $29,921 million and $18,183 million, respectively, of federal funds purchased and commercial paper issued and other deposit liabilities. Included in deposits as at April 30, 2015 and October 31, 2014 are $220,048 million and $191,155 million, respectively, of deposits denominated in U.S. dollars, and $10,815 million and $8,204 million, respectively, of deposits denominated in other foreign currencies.
(3)	Includes $197,112 million of deposits, each greater than one hundred thousand dollars, of which $101,221 million were booked in Canada, $70,230 million were booked in the United States and $25,661 million were booked in other countries ($174,612 million, $92,668 million, $62,193 million and $19,751 million, respectively, as at October 31, 2014). Of the $101,221 million of deposits booked in Canada, $36,353 million mature in less than three months, $7,550 million mature in three to six months, $7,765 million mature in six to twelve months and $49,553 million mature after twelve months ($92,668 million, $27,304 million, $7,465 million, $11,565 million and $46,334 million, respectively, as at October 31, 2014). We have net unencumbered liquid assets of $189,364 million to support these and other deposit liabilities ($170,981 million as at October 31, 2014).

Deposits payable on demand are comprised primarily of our customers’ chequing accounts, some of which we pay interest on. Our customers need not notify us prior to withdrawing money from their chequing accounts.

Deposits payable after notice are comprised primarily of our customers’ savings accounts, on which we pay interest.

Deposits payable on a fixed date are comprised of:

●	Various investment instruments purchased by our customers to earn interest over a fixed period, such as term deposits and guaranteed investment certificates. The terms of these deposits can vary from one day to 10 years.
●	Federal funds purchased, which are overnight borrowings of other banks’ excess reserve funds at a United States Federal Reserve Bank. As at April 30, 2015, we had borrowed $1,872 million of federal funds ($651 million as at October 31, 2014).
●	Commercial paper, which totalled $5,891 million as at April 30, 2015 ($4,294 million as at October 31, 2014).
●	Covered bonds, which totalled $10,650 million as at April 30, 2015 ($7,683 million as at October 31, 2014).

42 • BMO Financial Group Second Quarter Report 2015

Note 10: Subordinated Debt

During the quarter ended April 30, 2015, we redeemed all of our outstanding $500 million Subordinated Debentures, Series C Medium-Term Notes Second Tranche, at a redemption price of 100 percent of the principal amount plus unpaid accrued interest to the redemption date.

Note 11: Equity

Preferred and Common Shares Outstanding (1)

(Canadian $ in millions, except as noted)	April 30, 2015		October 31, 2014
	Number of shares	Amount	Number of shares	Amount	Convertible into…

Preferred Shares - Classified as Equity
Class B – Series 13	14,000,000	350	14,000,000	350
Class B – Series 14	10,000,000	250	10,000,000	250
Class B – Series 15	10,000,000	250	10,000,000	250
Class B – Series 16	6,267,391	157	6,267,391	157	preferred shares - class B - series 17	(2)
Class B – Series 17	5,732,609	143	5,732,609	143	preferred shares - class B - series 16	(2)
Class B – Series 23	-	-	16,000,000	400	preferred shares - class B - series 24	(2)
Class B – Series 25	11,600,000	290	11,600,000	290	preferred shares - class B - series 26	(2)
Class B – Series 27	20,000,000	500	20,000,000	500	preferred shares - class B - series 28	(2)(3)
Class B – Series 29	16,000,000	400	16,000,000	400	preferred shares - class B - series 30	(2)(3)
Class B – Series 31	12,000,000	300	12,000,000	300	preferred shares - class B - series 32	(2)(3)
		2,640		3,040
Common Shares (4)	644,255,593	12,330	649,050,049	12,357
Share Capital		14,970		15,397

(1)	For additional information refer to Notes 20 and 23 of our consolidated financial statements for the year ended October 31, 2014 on pages 161 to 166 of our 2014 Annual Report.
(2)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.
(3)	The shares are convertible into a variable number of our common shares if OSFI announces that the bank is no longer viable or if the bank accepts a capital injection or equivalent support from the government.
(4)	The stock options issued under the stock option plan are convertible into 12,898,606 common shares as at April 30, 2015 (13,337,765 common shares as at October 31, 2014).

Preferred Shares

On April 23, 2015 we announced our intention to redeem all 14 million Non-Cumulative, Perpetual Class B Preferred Shares Series 13 on May 25, 2015, at a redemption price of $25.25 per share, for an expected gross redemption of $353 million.

On February 25, 2015 we redeemed all 16 million Non-Cumulative, 5-year Rate Reset Class B Preferred Shares Series 23 at a redemption price of $25.00 per share, for gross redemption of $400 million.

During the year ended October 31, 2014 we redeemed all of our Non-Cumulative Class B Preferred shares, Series 18, and our Non-Cumulative Class B Preferred shares, Series 21, at a redemption price of $25.00 per share plus declared and unpaid dividends up to but excluding the dates fixed for redemption, for a gross redemption of $425 million.

On July 30, 2014, we issued 12 million Non-Cumulative, 5-Year Rate Reset Class B Preferred Shares Series 31, at a price of $25.00 cash per share, for gross proceeds of $300 million.

On June 6, 2014, we issued 16 million Non-Cumulative, 5-Year Rate Reset Class B Preferred Shares Series 29, at a price of $25.00 cash per share, for gross proceeds of $400 million.

On April 23, 2014, we issued 20 million Non-Cumulative, 5-Year Rate Reset Class B Preferred Shares Series 27, at a price of $25.00 cash per share, for gross proceeds of $500 million.

Common Shares

During the three and six months ended April 30, 2015, we repurchased 3 million and 6 million common shares at an average cost of $76.12 and $78.07 per share, totalling $229 million and $469 million, respectively. No shares were repurchased for the three and six months ended April 30, 2014.

On February 1, 2015, we renewed our normal course issuer bid effective for one year. Under this bid, we may repurchase up to 15 million of our common shares for cancellation. The timing and amount of purchases under the program are subject to management discretion based on factors such as market conditions and capital adequacy. The bank will periodically consult with OSFI before making purchases under the bid.

Capital Trust Securities

On December 31, 2014, we redeemed all our BMO Capital Trust Securities – Series D (“BMO BOaTS – Series D”) at a redemption amount equal to $1,000 for an aggregate redemption of $600 million, plus unpaid indicated distributions.

BMO Financial Group Second Quarter Report 2015 • 43

Note 12: Capital Management

Our objective is to maintain a strong capital position in a cost-effective structure that: considers our target regulatory capital ratios and internal assessment of required economic capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds depositor confidence and long-term shareholder value.

We met OSFI’s stated “all-in” target capital ratios requirement as at April 30, 2015. Our capital position as at April 30, 2015 is detailed in the Capital Management section on pages 11 to 12 of Management’s Discussion and Analysis of the Second Quarter 2015 Report to Shareholders.

Note 13: Employee Compensation

Stock Options

We did not grant any stock options during the three months ended April 30, 2015 and 2014. During the six months ended April 30, 2015, we granted a total of 641,875 stock options (1,618,223 stock options during the six months ended April 30, 2014). The weighted-average fair value of options granted during the six months ended April 30, 2015 was $7.45 per option ($6.36 per option for the six months ended April 30, 2014).

To determine the fair value of the stock option tranches (i.e. the portion that vests each year) on the grant date, the following ranges of values were used for each option pricing assumption:

For stock options granted during the six months ended	April 30, 2015	April 30, 2014
Expected dividend yield	4.7%	5.0%
Expected share price volatility	16.9%-17.0%	16.4%
Risk-free rate of return	1.9%-2.0%	2.5%-2.6%
Expected period until exercise (in years)	6.5-7.0	6.5-7.0

  Changes to the input assumptions can result in different fair value estimates.

Pension and Other Employee Future Benefit Expenses

Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the three months ended	April 30, 2015	April 30, 2014	April 30, 2015	April 30, 2014
Benefits earned by employees	70	59	7	7
Net interest (income) expense on net defined benefit (asset) liability	(2)	(3)	12	12
Administrative expenses	1	2	-	-
Benefits expense	69	58	19	19
Canada and Quebec pension plan expense	23	23	-	-
Defined contribution expense	2	2	-	-
Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	94	83	19	19

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the six months ended	April 30, 2015	April 30, 2014	April 30, 2015	April 30, 2014
Benefits earned by employees	140	119	14	13
Net interest (income) expense on net defined benefit (asset) liability	(3)	(5)	25	25
Administrative expenses	2	3	-	-
Benefits expense	139	117	39	38
Canada and Quebec pension plan expense	44	39	-	-
Defined contribution expense	5	4	-	-
Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	188	160	39	38

Note 14: Earnings Per Share

The following tables present the bank’s basic and diluted earnings per share:

Basic earnings per share

(Canadian $ in millions, except as noted)	For the three months ended		For the six months ended
	April 30, 2015	April 30, 2014	April 30, 2015	April 30, 2014
Net income attributable to bank shareholders	993	1,062	1,979	2,110
Dividends on preferred shares	(31)	(27)	(64)	(55)
Net income available to common shareholders	962	1,035	1,915	2,055
Average number of common shares outstanding (in thousands)	645,504	644,881	646,938	644,654
Basic earnings per share (Canadian $)	1.49	1.61	2.96	3.19

44 • BMO Financial Group Second Quarter Report 2015

Diluted earnings per share

(Canadian $ in millions, except as noted)	For the three months ended		For the six months ended
	April 30, 2015	April 30, 2014	April 30, 2015	April 30, 2014
Net income available to common shareholders adjusted for dilution effect	962	1,035	1,915	2,055
Average number of common shares outstanding (in thousands)	645,504	644,881	646,938	644,654
Stock options potentially exercisable (1)	9,522	11,281	9,654	11,285
Common shares potentially repurchased	(7,171)	(8,954)	(7,144)	(8,979)
Average diluted number of common shares outstanding (in thousands)	647,855	647,208	649,448	646,960
Diluted earnings per share (Canadian $)	1.49	1.60	2.95	3.18

(1)	In computing diluted earnings per share we excluded average stock options outstanding of 1,994,844 and 1,892,106 with a weighted-average exercise price of $183.86 and $189.63, respectively, for the three and six months ended April 30, 2015 (1,793,254 and 1,805,965 with a weighted-average exercise price of $235.33 and $235.28 for the three and six months ended April 30, 2014) as the average share price for the period did not exceed the exercise price.

Basic Earnings per Share

Our basic earnings per share is calculated by dividing our net income, after deducting total preferred shares dividends, by the daily average number of fully paid common shares outstanding throughout the period.

Diluted Earnings per Share

Diluted earnings per share represents what our earnings per share would have been if instruments convertible into common shares that had the impact of reducing our earnings per share had been converted either at the beginning of the year for instruments that were outstanding at the beginning of the year or from the date of issue for instruments issued during the year.

Note 15: Operating and Geographic Segmentation

Operating Groups

We conduct our business through three operating groups, each of which has a distinct mandate. Our operating groups are Personal and Commercial Banking (“P&C”) (comprised of Canadian Personal and Commercial Banking (“Canadian P&C”) and U.S. Personal and Commercial Banking (“U.S. P&C”)), Wealth Management and BMO Capital Markets (“BMO CM”), along with a Corporate Services unit. We determine our operating groups based on our management structure and therefore these groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using reported and adjusted measures such as net income, revenue growth, return on equity, non-interest expense-to-revenue (productivity) ratio, as well as operating leverage.

Basis of Presentation

The results of these operating groups are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our interim consolidated financial statements as disclosed in Note 1 and throughout the annual consolidated financial statements. A notable accounting measurement difference is the taxable equivalent basis adjustment as described below.

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align BMO’s organizational structure with its strategic priorities. In addition, revenue and expense allocations are updated to more accurately align with current experience. Results for prior periods are restated to conform to current presentation.

Taxable Equivalent Basis

We analyze revenue on a taxable equivalent basis (“teb”) at the operating group level. This basis includes an adjustment which increases reported revenues and the reported provision for income taxes by an amount that would raise revenues on certain tax-exempt items to a level that incurs tax at the statutory rate. The offset to the operating groups’ teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

Geographic Information

We operate primarily in Canada and the United States but we also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

BMO Financial Group Second Quarter Report 2015 • 45

Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)

For the three months ended April 30, 2015	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income	1,194	684	150	274	(190)	2,112
Non-interest revenue	411	194	1,038	738	33	2,414
Total Revenue	1,605	878	1,188	1,012	(157)	4,526
Provision for credit losses	143	18	1	5	(6)	161
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	-	-	24	-	-	24
Amortization	36	44	39	11	66	196
Non-interest expense	777	534	797	606	202	2,916
Income before taxes and non-controlling interest in subsidiaries	649	282	327	390	(419)	1,229
Provision for income taxes	163	76	89	94	(192)	230
Reported net income	486	206	238	296	(227)	999
Non-controlling interest in subsidiaries	-	-	-	-	6	6
Net Income attributable to bank shareholders	486	206	238	296	(233)	993
Average Assets	195,128	87,947	29,173	289,891	59,301	661,440

For the three months ended April 30, 2014	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income	1,152	612	135	327	(163)	2,063
Non-interest revenue	386	174	1,072	624	50	2,306
Total Revenue	1,538	786	1,207	951	(113)	4,369
Provision for credit losses	131	52	2	(4)	(19)	162
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	-	-	328	-	-	328
Amortization	34	44	23	12	68	181
Non-interest expense	731	471	608	569	34	2,413
Income before taxes and non-controlling interest in subsidiaries	642	219	246	374	(196)	1,285
Provision for income taxes	162	62	54	69	(138)	209
Reported net income	480	157	192	305	(58)	1,076
Non-controlling interest in subsidiaries	-	-	-	-	14	14
Net Income attributable to bank shareholders	480	157	192	305	(72)	1,062
Average Assets	188,940	74,623	23,589	264,036	43,572	594,760

(Canadian $ in millions)

For the six months ended April 30, 2015	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income	2,411	1,365	310	662	(417)	4,331
Non-interest revenue	822	372	2,660	1,271	125	5,250
Total Revenue	3,233	1,737	2,970	1,933	(292)	9,581
Provision for credit losses	275	58	3	14	(26)	324
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	-	-	771	-	-	771
Amortization	72	87	76	21	128	384
Non-interest expense	1,576	1,051	1,588	1,219	300	5,734
Income before taxes and non-controlling interest in subsidiaries	1,310	541	532	679	(694)	2,368
Provision for income taxes	322	143	135	162	(393)	369
Reported net income	988	398	397	517	(301)	1,999
Non-controlling interest in subsidiaries	-	-	-	-	20	20
Net Income attributable to bank shareholders	988	398	397	517	(321)	1,979
Average Assets	194,684	86,310	28,482	288,760	57,853	656,089

For the six months ended April 30, 2014	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income	2,348	1,217	275	587	(251)	4,176
Non-interest revenue	768	342	2,155	1,337	70	4,672
Total Revenue	3,116	1,559	2,430	1,924	(181)	8,848
Provision for credit losses	270	73	1	(5)	(78)	261
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	-	-	685	-	-	685
Amortization	71	90	44	24	132	361
Non-interest expense	1,484	948	1,232	1,165	88	4,917
Income before taxes and non-controlling interest in subsidiaries	1,291	448	468	740	(323)	2,624
Provision for income taxes	326	124	102	159	(224)	487
Reported net income	965	324	366	581	(99)	2,137
Non-controlling interest in subsidiaries	-	-	-	-	27	27
Net Income attributable to bank shareholders	965	324	366	581	(126)	2,110
Average Assets	188,090	72,496	23,340	259,014	44,397	587,337
(1) Corporate Services includes Technology and Operations. Certain comparative figures have been reclassified to conform with the current period’s presentation.

46 • BMO Financial Group Second Quarter Report 2015

Our results and average assets, allocated by geographic region, are as follows:

(Canadian $ in millions)
For the three months ended April 30, 2015	Canada	United States	Other countries	Total
Net interest income	1,331	736	45	2,112
Non-interest revenue	1,437	647	330	2,414
Total Revenue	2,768	1,383	375	4,526
Provision for credit losses	180	(19)	-	161
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	(94)	-	118	24
Amortization	107	70	19	196
Non-interest expense	1,692	1,037	187	2,916
Income before taxes and non-controlling interest in subsidiaries	883	295	51	1,229
Provision for income taxes	165	57	8	230
Reported net income	718	238	43	999
Non-controlling interest in subsidiaries	5	-	1	6
Net Income attributable to bank shareholders	713	238	42	993
Average Assets	405,677	228,596	27,167	661,440

For the three months ended April 30, 2014	Canada	United States	Other countries	Total
Net interest income	1,322	702	39	2,063
Non-interest revenue	1,566	575	165	2,306
Total Revenue	2,888	1,277	204	4,369
Provision for credit losses	138	25	(1)	162
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	258	-	70	328
Amortization	107	70	4	181
Non-interest expense	1,418	904	91	2,413
Income before taxes and non-controlling interest in subsidiaries	967	278	40	1,285
Provision for income taxes	172	55	(18)	209
Reported net income	795	223	58	1,076
Non-controlling interest in subsidiaries	14	-	-	14
Net Income attributable to bank shareholders	781	223	58	1,062
Average Assets	370,243	202,955	21,562	594,760

(Canadian $ in millions)
For the six months ended April 30, 2015	Canada	United States	Other countries	Total
Net interest income	2,726	1,519	86	4,331
Non-interest revenue	3,382	1,206	662	5,250
Total Revenue	6,108	2,725	748	9,581
Provision for credit losses	290	34	-	324
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	558	-	213	771
Amortization	209	138	37	384
Non-interest expense	3,336	2,047	351	5,734
Income before taxes and non-controlling interest in subsidiaries	1,715	506	147	2,368
Provision for income taxes	262	81	26	369
Reported net income	1,453	425	121	1,999
Non-controlling interest in subsidiaries	20	-	-	20
Net Income attributable to bank shareholders	1,433	425	121	1,979
Average Assets	403,548	224,914	27,627	656,089

For the six months ended April 30, 2014	Canada	United States	Other countries	Total
Net interest income	2,667	1,431	78	4,176
Non-interest revenue	3,196	1,153	323	4,672
Total Revenue	5,863	2,584	401	8,848
Provision for credit losses	269	(6)	(2)	261
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	556	-	129	685
Amortization	213	140	8	361
Non-interest expense	2,963	1,782	172	4,917
Income before taxes and non-controlling interest in subsidiaries	1,862	668	94	2,624
Provision for income taxes	351	150	(14)	487
Reported net income	1,511	518	108	2,137
Non-controlling interest in subsidiaries	27	-	-	27
Net Income attributable to bank shareholders	1,484	518	108	2,110
Average Assets	368,628	197,597	21,112	587,337

Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Second Quarter Report 2015 • 47

Note 16: Fair Value of Financial Instruments

Fair Value of Financial Instruments Not Carried at Fair Value on the Balance Sheet

Set out in the following tables are the amounts that would be reported if all financial assets and liabilities not currently carried at fair value were reported at their fair values. Refer to notes to our annual consolidated financial statements for the year ended October 31, 2014 on pages 178 to 185 for further discussion on the determination of fair value.

		April 30, 2015		October 31, 2014
	Carrying value	Fair value	Carrying value	Fair value
Securities
Held to maturity	10,015	10,149	10,344	10,490
Other (1)	594	2,112	510	1,829
	10,609	12,261	10,854	12,319
Securities purchased under resale agreements (2)	51,554	51,197	33,141	33,095
Loans
Residential mortgages	101,839	102,373	101,013	101,273
Consumer instalment and other personal	64,273	63,406	64,143	63,280
Credit cards	7,896	7,652	7,972	7,706
Businesses and governments	132,153	130,750	120,766	119,399
	306,161	304,181	293,894	291,658

Deposits	424,231	424,514	393,088	393,242
Securities sold under repurchase agreements (3)	35,597	35,675	25,485	25,505
Other liabilities (4)	23,335	23,951	23,546	23,927
Subordinated debt	4,435	4,688	4,913	5,110

This table excludes financial instruments with a carrying value approximating fair value such as cash and cash equivalents, interest bearing deposits with banks, securities borrowed, customers’ liabilities under acceptances, other assets, acceptances, securities lent and certain other liabilities.

(1)  Excluded from other securities is $466 million of securities related to our merchant banking business that are carried at fair value on the balance sheet ($477 million as at October 31, 2014).

(2)  Excludes $13,022 million of securities borrowed for which carrying value approximates fair value ($20,414 million as at October 31, 2014).

(3)  Excludes $6,442 million of securities lent for which carrying value approximates fair value ($14,210 million as at October 31, 2014).

(4)  Other liabilities include securitization and SE liabilities and certain other liabilities of subsidiaries, other than deposits.

Financial Instruments Designated at Fair Value

A portion of our structured note liabilities have been designated at fair value through profit or loss and are accounted for at fair value, which aligns the accounting result with the way the portfolio is managed. The change in fair value of these structured notes was recorded as a decrease of $23 million and $126 million in non-interest revenue, trading revenue and a decrease of $19 million and an increase of less than $1 million before tax recorded in other comprehensive income related to changes in our credit spread, respectively, for the three and six months ended April 30, 2015 (a decrease of $13 million and $25 million recorded in non-interest revenue, trading revenue, of which $39 million and $37 million related to changes in our own credit spread, respectively, for the three and six months ended April 30, 2014). The impact of changes in our credit spread is measured based on movements in the bank’s credit spread quarter over quarter.

The fair value and notional amount due at contractual maturity of these structured notes as at April 30, 2015 were $8,246 million and $8,219 million, respectively ($7,639 million and $7,733 million, respectively, as at October 31, 2014). These structured notes are recorded in deposits in our Consolidated Balance Sheet.

We designate certain securities held by our insurance subsidiaries that support our insurance liabilities at fair value through profit or loss since the actuarial calculation of insurance liabilities is based on the fair value of the investments supporting them. This designation aligns the accounting result with the way the portfolio is managed on a fair value basis. The change in fair value of the assets is recorded in non-interest revenue, insurance revenue and the change in fair value of the liabilities is recorded in insurance claims, commissions and changes in policy benefit liabilities. The fair value of these investments as at April 30, 2015 of $7,069 million ($6,599 million as at October 31, 2014) is recorded in securities, trading in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was a decrease of $231 million and an increase of $304 million in non-interest revenue, insurance revenue, respectively for the three and six months ended April 30, 2015 (an increase of $71 million and $227 million, respectively, for the three and six months ended April 30, 2014).

We designate the obligation related to certain investment contracts at fair value through profit or loss, which eliminates a measurement inconsistency that would otherwise arise from measuring the investment contract liabilities and offsetting changes in the fair value of the investments supporting them on a different basis. The fair value of these investment contract liabilities as at April 30, 2015 of $507 million ($407 million as at October 31, 2014) is recorded in other liabilities in our Consolidated Balance Sheet. The change in fair value of these investment contract liabilities resulted in a decrease of $13 million and an increase of $16 million in insurance claims, commissions, and changes in policy benefit liabilities, respectively, for the three and six months ended April 30, 2015 (an increase of $5 million and $13 million, respectively, for the three and six months ended April 30, 2014). For the three and six months ended April 30, 2015 a decrease of $4 million and an increase of $1 million, respectively, was recorded in other comprehensive income related to changes in our own credit spread. Changes in the fair value of investments backing these annuity liabilities are also recorded in non-interest revenue, insurance revenue. The impact of changes in our credit spread is measured based on movements in the bank’s credit spread quarter over quarter.

Note liabilities issued by our credit protection vehicle have been designated at fair value through profit or loss and are accounted for at fair value. This eliminates a measurement inconsistency that would otherwise arise from measuring the note liabilities and offsetting

48 • BMO Financial Group Second Quarter Report 2015

changes in the fair value of investments and derivatives on a different basis. The fair value of these note liabilities as at April 30, 2015 of $139 million ($139 million as at October 31, 2014) is recorded in other liabilities in our Consolidated Balance Sheet. The change in fair value of these note liabilities resulted in a decrease of less than $1 million and less than $1 million in non-interest revenue, trading revenues, respectively, for the three and six months ended April 30, 2015 (an increase of $1 million and $1 million, respectively, for the three and six months ended April 30, 2014).

We designate certain investments held in our merchant banking business at fair value through profit or loss, which aligns the accounting result with the way the portfolio is managed. The fair value of these investments as at April 30, 2015 of $466 million ($467 million as at October 31, 2014) is recorded in securities, other in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was a decrease in non-interest revenue, securities gains, other than trading of $4 million and $20 million, respectively, for the three and six months ended April 30, 2015 (an increase of $14 million and $8 million, respectively, for the three and six months ended April 30, 2014).

Fair Value Hierarchy

We use a fair value hierarchy to categorize financial instruments according to the inputs we use in valuation techniques to measure fair value. The extent of our use of actively quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities was as follows:

(Canadian $ in millions)	April 30, 2015			October 31, 2014
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)
Trading Securities
Issued or guaranteed by:
Canadian federal government	7,796	2,020	-	8,737	1,725	-
Canadian provincial and municipal governments	3,904	3,832	-	3,134	4,062	-
U.S. federal government	4,641	448	-	5,725	440	-
U.S. states, municipalities and agencies	-	999	90	-	626	85
Other governments	383	89	-	124	99	-
Mortgage-backed securities and collateralized mortgage obligations	-	726	-	-	702	-
Corporate debt	292	8,966	457	1,974	9,319	538
Corporate equity	42,179	5,209	-	37,221	10,511	-
	59,195	22,289	547	56,915	27,484	623
Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government	5,234	5,193	-	4,946	5,555	-
Canadian provincial and municipal governments	2,316	2,165	-	1,679	2,425	-
U.S. federal government	1,865	-	-	1,093	-	-
U.S. states, municipalities and agencies	-	6,403	1	-	5,814	1
Other governments	1,993	3,674	-	2,136	3,996	-
Mortgage-backed securities and collateralized mortgage obligations	-	10,561	-	-	9,949	-
Corporate debt	5,918	2,275	7	5,687	1,971	8
Corporate equity	349	135	1,251	422	146	1,138
	17,675	30,406	1,259	15,963	29,856	1,147
Other Securities	-	-	466	10	-	467
Fair Value Liabilities
Securities sold but not yet purchased	23,164	2,744	-	23,615	3,733	-
Structured note liabilities and other note liabilities	-	8,393	-	-	7,785	-
Annuity liabilities	-	507	-	-	407	-
	23,164	11,644	-	23,615	11,925	-
Derivative Assets
Interest rate contracts	9	19,738	-	23	18,241	-
Foreign exchange contracts	39	17,868	-	32	12,649	-
Commodity contracts	1,248	53	-	653	30	-
Equity contracts	43	757	-	51	896	-
Credit default swaps	-	73	3	-	68	12
	1,339	38,489	3	759	31,884	12
Derivative Liabilities
Interest rate contracts	33	18,021	-	33	16,983	-
Foreign exchange contracts	31	20,947	-	33	12,110	-
Commodity contracts	1,929	456	-	1,101	233	-
Equity contracts	40	2,655	-	38	3,002	-
Credit default swaps	-	125	-	-	116	8
	2,033	42,204	-	1,205	32,444	8

BMO Financial Group Second Quarter Report 2015 • 49

Valuation Techniques and Significant Inputs

We determine the fair value of publicly traded fixed maturity and equity securities using quoted prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market data for inputs such as yield and prepayment rates or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where significant market inputs are not observable due to inactive markets or minimal market activity (Level 3). We maximize the use of market inputs to the extent possible.

Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or broker quotes. The fair value of Level 2 available-for-sale securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry-standard models and observable market information.

Quantitative Information about Level 3 Fair Value Measurements

The table below presents fair values of our significant Level 3 financial instruments, the valuation techniques used to determine their fair values and the value ranges of significant unobservable inputs used in the valuations.

					Range of input values (1)
As at April 30, 2015 (Canadian $ in millions, except as noted)	Reporting line in fair value hierarchy table	Fair value of assets	Valuation techniques	Significant unobservable inputs	Low	High
Securities
Private equity (2)	Corporate equity	1,251	Net Asset Value	Net Asset Value	na	na
			EV/EBITDA	Multiple	5.5x	9.5x
Collateralized loan obligations securities (3)	Corporate debt	464	Discounted Cash Flow Model	Yield/Discount Margin	1.25%	1.25%
Merchant banking securities	Other	466	Net Asset Value	Net Asset Value	na	na
			EV/EBITDA	Multiple	4.4x	8.7x

(1) The low and high input values represent the actual highest and lowest level of inputs used to value a group of financial instruments in a particular product category. These input ranges do not reflect the level of input uncertainty, but are affected by the specific underlying instruments within the product category. The input ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date.

(2) Included in private equity is $642 million of Federal Reserve Bank and U.S. Federal Home Loan Bank shares that we hold to meet regulatory requirements. These shares are carried at cost, which is deemed to approximate fair value as a result of these shares not being traded in the market.

(3) Includes both trading and available-for-sale instruments.

na – not applicable

Significant Unobservable Inputs in Level 3 Instrument Valuations

Net Asset Value

Net asset value represents the estimated value of a security based on valuations received from the investment or fund manager. The valuation of certain private equity securities is based on the economic benefit derived from our investment.

EV/EBITDA Multiple

The fair value of private equity and merchant banking investments is derived by calculating an enterprise value (“EV”) using the EV/EBITDA multiple and then proceeding through a waterfall of the company’s capital structure to determine the value of the assets or securities we hold. The EV/EBITDA multiple is determined using judgment in considering factors such as multiples for comparable listed companies, recent transactions and company-specific factors, as well as liquidity discounts that account for the lack of active trading in these assets and securities.

Yield/Discount Margin

A financial instrument’s yield is the interest rate used to discount future cash flows in a valuation model. An increase in the yield, in isolation, would result in a decrease in the related fair value measurement. The discount margin is the difference between a debt instrument’s yield and a benchmark instrument’s yield. Benchmark instruments have high credit quality ratings and similar maturities and are often government bonds. The discount margin for an instrument forms part of the yield used in a discounted cash flow calculation. Generally, an increase in the discount margin will result in a decrease in fair value.

Sensitivity Analysis of Level 3 Instruments

Sensitivity analysis at April 30, 2015 for significant Level 3 instruments, that is securities which represent greater than 10% of Level 3 instruments, is provided below.

Within Level 3 trading securities is corporate debt of $452 million related to securities that are hedged with credit default swaps that are also considered to be Level 3 instruments. As at April 30, 2015, the derivative assets and derivative liabilities were valued at $3 million and $nil, respectively. We have determined the valuation of these derivatives and the related securities based on market-standard models we use to model the specific collateral composition and cash flow structure of the related deal. As at April 30, 2015, the impact of assuming a 10 basis point increase or decrease in the discount margin would be a $1 million decrease or increase in fair value, respectively.

We have not applied another reasonably possible alternative assumption to the significant Level 3 categories of private equity investments and merchant banking securities, as the net asset values are provided by the investment or fund managers.

50 • BMO Financial Group Second Quarter Report 2015

Significant Transfers

Our policy is to record transfers of assets and liabilities between fair value hierarchy levels at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Transfers are made between the various fair value hierarchy levels that result from changes in the availability of quoted market prices or observable market inputs that result from changing market conditions. The following is a discussion of the significant transfers between Level 1, Level 2 and Level 3 balances for the three and six months ended April 30, 2015.

During the three and six months ended April 30, 2015, $6 million and $139 million, respectively, of trading securities were transferred from Level 1 to Level 2 due to reduced observability of the inputs used to value these securities. During the three and six months ended April 30, 2015, $60 million and $67 million, respectively, of trading securities, and $180 million and $180 million, respectively, of available-for-sale securities were transferred from Level 2 to Level 1 due to increased availability of quoted prices in active markets.

During the three and six months ended April 30, 2015, no available-for-sale securities or trading securities were transferred into or out of Level 3.

Changes in Level 3 Fair Value Measurements

The tables below present a reconciliation of all changes in Level 3 financial instruments during the three months ended April 30, 2015, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

		Change in fair value

For the three months ended April 30, 2015	Balance January 31, 2015	Included in earnings	Included in other compre- hensive income	Purchases	Sales	Maturities/ Settlement (1)	Transfers into Level 3	Transfers out of Level 3	Fair Value as at April 30, 2015	Unrealized gains (losses) (2)
Trading Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	95	(5)	-	-	-	-	-	-	90	(5)
Corporate debt	544	(28)	-	-	-	(59)	-	-	457	(28)
Total trading securities	639	(33)	-	-	-	(59)	-	-	547	(33)
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	-
Corporate debt	8	-	-	-	(1)	-	-	-	7	-
Corporate equity	1,289	(13)	(47)	34	(12)	-	-	-	1,251	(47)
Total available-for-sale securities	1,298	(13)	(47)	34	(13)	-	-	-	1,259	(47)
Other Securities	488	35	-	13	(70)	-	-	-	466	35
Derivative Assets
Credit default swaps	3	-	-	-	-	-	-	-	3	(1)
Derivative Liabilities
Credit default swaps	-	-	-	-	-	-	-	-	-	-

(1)	Includes cash settlement of derivative assets and derivative liabilities.
(2)	Unrealized gains or losses on trading securities, derivative assets and derivative liabilities still held on April 30, 2015 are included in earnings in the period. For available-for-sale securities, the unrealized gains or losses on securities still held on April 30, 2015 are included in Accumulated Other Comprehensive Income.

		Change in fair value

For the six months ended April 30, 2015	Balance October 31, 2014	Included in earnings	Included in other compre- hensive income	Purchases	Sales	Maturities/ Settlement (1)	Transfers into Level 3	Transfers out of Level 3	Fair Value as at April 30, 2015	Unrealized gains (losses) (2)
Trading Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	85	5	-	-	-	-	-	-	90	5
Corporate debt	538	25	-	-	-	(106)	-	-	457	25
Total trading securities	623	30	-	-	-	(106)	-	-	547	30
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	-
Corporate debt	8	-	-	-	(1)	-	-	-	7	-
Corporate equity	1,138	(20)	90	74	(31)	-	-	-	1,251	90
Total available-for-sale securities	1,147	(20)	90	74	(32)	-	-	-	1,259	90
Other Securities	467	45	-	84	(130)	-	-	-	466	41
Derivative Assets
Credit default swaps	12	(9)	-	-	-	-	-	-	3	(9)
Derivative Liabilities
Credit default swaps	8	(8)	-	-	-	-	-	-	-	(8)

(1)	Includes cash settlement of derivative assets and derivative liabilities.
(2)	Unrealized gains or losses on trading securities, derivative assets and derivative liabilities still held on April 30, 2015 are included in earnings in the period. For available-for-sale securities, the unrealized gains or losses on securities still held on April 30, 2015 are included in Accumulated Other Comprehensive Income.

BMO Financial Group Second Quarter Report 2015 • 51

Note 17: Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments

The tables below show the remaining contractual maturity of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to but is not necessarily consistent with the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. We forecast asset and liability cash flows under both normal market conditions and under a number of stress scenarios to manage liquidity and funding risk. Stress scenarios include assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon over which liquid assets can be monetized and the related haircuts and potential collateral requirements that may occur due to both market volatility and credit rating downgrades amongst other assumptions. For further details, see the Liquidity and Funding Risk Section on pages 95-100 of our 2014 Annual Report.

(Canadian $ in millions)										April 30, 2015
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and cash equivalents	39,576	-	-	-	-	-	-	-	827	40,403
Interest bearing deposits with banks	4,905	1,704	546	54	47	-	-	-	-	7,256
Securities
Trading	524	1,461	1,186	1,016	2,109	4,361	7,153	16,833	47,388	82,031
Available-for-sale	1,236	608	882	1,637	1,444	8,020	19,803	13,974	1,736	49,340
Held-to-maturity	4	81	225	284	376	962	3,849	4,234	-	10,015
Other	4	3	-	-	-	-	58	-	995	1,060
Total securities	1,768	2,153	2,293	2,937	3,929	13,343	30,863	35,041	50,119	142,446
Securities borrowed or purchased under resale agreements	47,485	11,582	4,039	968	485	17	-	-	-	64,576
Loans
Residential mortgages	1,586	2,314	3,945	4,486	4,673	18,483	56,525	9,827	-	101,839
Consumer instalment and other personal	421	869	1,100	1,372	1,515	5,127	20,161	10,169	23,539	64,273
Credit cards	-	-	-	-	-	-	-	-	7,896	7,896
Businesses and governments	8,313	11,173	3,617	3,495	13,875	13,997	38,567	7,178	31,938	132,153
Customers’ liability under acceptances	9,373	1,989	81	1	9	-	-	-	-	11,453
Allowance for credit losses	-	-	-	-	-	-	-	-	(1,758)	(1,758)
Total loans and acceptances, net of allowance	19,693	16,345	8,743	9,354	20,072	37,607	115,253	27,174	61,615	315,856
Other Assets
Derivative instruments	3,682	3,541	1,481	2,072	744	4,236	10,239	13,836	-	39,831
Premises and equipment	-	-	-	-	-	-	-	-	2,274	2,274
Goodwill	-	-	-	-	-	-	-	-	5,646	5,646
Intangible assets	-	-	-	-	-	-	-	-	2,136	2,136
Current tax assets	-	-	-	-	-	-	-	-	596	596
Deferred tax assets	-	-	-	-	-	-	-	-	3,174	3,174
Other	1,488	329	127	-	2	-	39	3,779	3,317	9,081
Total other assets	5,170	3,870	1,608	2,072	746	4,236	10,278	17,615	17,143	62,738
Total Assets	118,597	35,654	17,229	15,385	25,279	55,203	156,394	79,830	129,704	633,275

52 • BMO Financial Group Second Quarter Report 2015

(Canadian $ in millions)										April 30, 2015
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Liabilities and Equity
Deposits (1)
Banks	15,005	6,840	1,192	556	531	-	-	-	4,740	28,864
Businesses and governments	28,257	27,923	24,366	12,843	6,691	16,542	23,519	9,903	104,694	254,738
Individuals	1,541	3,174	6,121	4,426	4,852	7,919	14,940	1,715	95,941	140,629
Total deposits	44,803	37,937	31,679	17,825	12,074	24,461	38,459	11,618	205,375	424,231
Other liabilities
Derivative instruments	2,871	4,210	2,537	3,399	1,411	6,563	11,283	11,963	-	44,237
Acceptances	9,373	1,989	81	1	9	-	-	-	-	11,453
Securities sold but not yet purchased	25,908	-	-	-	-	-	-	-	-	25,908
Securities lent or sold under repurchase agreements	41,096	752	69	-	122	-	-	-	-	42,039
Current tax liabilities	-	-	-	-	-	-	-	-	211	211
Deferred tax liabilities	-	-	-	-	-	-	-	-	188	188
Securitization and liabilities related to structured entities	1	437	1,205	788	437	5,040	9,777	4,535	-	22,220
Other	7,120	502	9	-	10	1,125	2,875	1,816	8,493	21,950
Total other liabilities	86,369	7,890	3,901	4,188	1,989	12,728	23,935	18,314	8,892	168,206
Subordinated debt	-	-	-	-	-	100	-	4,335	-	4,435
Total Equity	-	-	-	-	-	-	-	-	36,403	36,403
Total Liabilities and Equity	131,172	45,827	35,580	22,013	14,063	37,289	62,394	34,267	250,670	633,275
(1) Deposits payable on demand and payable after notice have been included under no maturity.
(Canadian $ in millions)										April 30, 2015
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	971	4,144	3,231	8,369	7,210	13,674	54,542	3,521	-	95,662
Operating leases	26	54	81	78	76	285	621	604	-	1,825
Financial guarantee contracts (1)	5,494	-	-	-	-	-	-	-	-	5,494
Purchase obligations	63	125	183	163	164	612	877	206	-	2,393

 (1)  A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

BMO Financial Group Second Quarter Report 2015 • 53

(Canadian $ in millions)										October 31, 2014
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and cash equivalents	27,625	-	-	-	-	-	-	-	761	28,386
Interest bearing deposits with banks	4,124	1,420	521	14	31	-	-	-	-	6,110
Securities
Trading	542	1,159	584	1,344	1,274	5,255	9,722	17,409	47,733	85,022
Available-for-sale	1,014	345	553	1,138	714	8,750	21,047	11,699	1,706	46,966
Held-to-maturity	-	-	113	98	294	1,356	4,172	4,311	-	10,344
Other	-	10	3	2	-	-	45	19	908	987
Total securities	1,556	1,514	1,253	2,582	2,282	15,361	34,986	33,438	50,347	143,319
Securities borrowed or purchased under resale agreements	39,014	10,255	2,536	678	938	134	-	-	-	53,555
Loans
Residential mortgages	1,284	1,528	3,763	4,725	4,470	20,497	55,659	9,087	-	101,013
Consumer instalment and other personal	386	458	1,097	1,193	1,257	6,491	20,847	8,981	23,433	64,143
Credit cards	-	-	-	-	-	-	-	-	7,972	7,972
Businesses and governments	7,701	9,520	3,438	4,201	11,019	10,315	37,537	6,294	30,741	120,766
Customers’ liability under acceptances	8,871	1,920	77	1	9	-	-	-	-	10,878
Allowance for credit losses	-	-	-	-	-	-	-	-	(1,734)	(1,734)
Total loans and acceptances, net of allowance	18,242	13,426	8,375	10,120	16,755	37,303	114,043	24,362	60,412	303,038
Other Assets
Derivative instruments	2,703	2,348	1,387	1,746	796	3,436	8,955	11,284	-	32,655
Premises and equipment	-	-	-	-	-	-	-	-	2,276	2,276
Goodwill	-	-	-	-	-	-	-	-	5,353	5,353
Intangible assets	-	-	-	-	-	-	-	-	2,052	2,052
Current tax assets	-	-	-	-	-	-	-	-	665	665
Deferred tax assets	-	-	-	-	-	-	-	-	3,019	3,019
Other	1,509	271	149	4	-	-	64	3,545	2,689	8,231
Total other assets	4,212	2,619	1,536	1,750	796	3,436	9,019	14,829	16,054	54,251
Total Assets	94,773	29,234	14,221	15,144	20,802	56,234	158,048	72,629	127,574	588,659

54 • BMO Financial Group Second Quarter Report 2015

(Canadian $ in millions)										October 31, 2014
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Liabilities and Equity
Deposits (1)
Banks	7,495	4,680	1,067	597	2	-	-	-	4,402	18,243
Businesses and governments	26,644	25,061	20,255	10,157	8,439	16,347	23,914	8,198	100,124	239,139
Individuals	2,039	3,290	5,472	4,296	5,288	6,386	16,454	1,528	90,953	135,706
Total deposits	36,178	33,031	26,794	15,050	13,729	22,733	40,368	9,726	195,479	393,088
Other liabilities
Derivative instruments	1,545	2,321	1,325	2,095	1,399	4,565	9,633	10,774	-	33,657
Acceptances	8,871	1,920	77	1	9	-	-	-	-	10,878
Securities sold but not yet purchased	27,348	-	-	-	-	-	-	-	-	27,348
Securities lent or sold under repurchase agreements	36,757	2,624	149	95	70	-	-	-	-	39,695
Current tax liabilities	-	-	-	-	-	-	-	-	235	235
Deferred tax liabilities	-	-	-	-	-	-	-	-	178	178
Securitization and liabilities related to structured entities	3	429	1,560	341	1,135	3,976	10,066	4,955	-	22,465
Other	7,226	142	16	330	26	193	3,577	1,723	7,565	20,798
Total other liabilities	81,750	7,436	3,127	2,862	2,639	8,734	23,276	17,452	7,978	155,254
Subordinated debt	-	-	-	-	-	-	100	4,813	-	4,913
Total Equity	-	-	-	-	-	-	-	-	35,404	35,404
Total Liabilities and Equity	117,928	40,467	29,921	17,912	16,368	31,467	63,744	31,991	238,861	588,659
(1) Deposits payable on demand and payable after notice have been included as having no maturity.
(Canadian $ in millions)										October 31, 2014
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,313	1,717	3,844	6,048	3,830	15,872	51,086	1,549	-	85,259
Operating leases	26	52	77	77	76	281	630	638	-	1,857
Financial guarantee contracts (1)	5,269	-	-	-	-	-	-	-	-	5,269
Purchase obligations	58	113	169	169	169	586	783	209	-	2,256

 (1)  A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

BMO Financial Group Second Quarter Report 2015 • 55